FOR IMMEDIATE RELEASE	TUESDAY, JUNE 27, 2006

Shell Canada Increases Take-up to 98% of BlackRock Ventures and
Extends Offer to July 10, 2006

Calgary, Alberta - Shell Canada Limited (TSX:SHC) announced today that as of 1:01 a.m. on June 27, 2006, approximately 4,319,949 additional common shares of BlackRock Ventures Inc. (TSX:BVI) have been validly deposited to the offer by BR Oil Sands Corporation, a wholly-owned subsidiary of Shell Canada, to acquire all of the common shares of BlackRock (including common shares issuable upon the exercise or surrender of any options or conversion of any convertible debentures). BR Oil Sands Corporation has taken up these additional shares, which, together with those shares previously taken up, represent approximately 98% of the common shares of BlackRock on a fully-diluted basis. BR Oil Sands Corporation will pay for these additional shares today by providing the depositary with sufficient funds for transmittal to the holders of these shares.

On June 16, 2006, Shell Canada, through its wholly-owned subsidiary BR Oil Sands Corporation, declared its offer to acquire the common shares of BlackRock to be wholly unconditional.

BR Oil Sands Corporation has also extended its offer until 1:01 a.m. (Calgary time) on July 10, 2006 to allow BlackRock shareholders an additional opportunity to tender their shares, including shares issuable on the conversion of the convertible debentures, to its offer. A notice of extension will be mailed to BlackRock shareholders in the coming days.

Upon completion of a compulsory acquisition or subsequent acquisition transaction, BR Oil Sands Corporation intends to de-list the BlackRock shares from the Toronto Stock Exchange and cause BlackRock to apply to securities regulatory authorities to cease to be a reporting issuer.

Shareholders are encouraged to tender their remaining BlackRock common shares, including shares issuable on the conversion of the convertible debentures, to the offer as soon as possible, and in any event prior to July 10, 2006, to receive prompt payment.

Shell Canada Limited

Shell Canada is a large Canadian integrated petroleum company with three major businesses. Exploration & Production explores for, produces and markets natural gas and natural gas liquids. Oil Sands is responsible for an integrated bitumen mining and upgrading operation in the Athabasca area of Alberta and the company’s Peace River in situ bitumen business. Oil Products manufactures, distributes and markets refined petroleum products across Canada.

BlackRock Ventures Inc.

BlackRock Ventures is an oil sands producer with operations located exclusively in Canada. Current operations are located in three heavy-oil regions: the Peace River oil sands, the Cold Lake oil sands and the Lloydminster area.

Page1

Legal Notices

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

BlackRock shareholders are advised to review the notice of extension and any other relevant documents filed with the Canadian securities regulatory authorities because they will contain important information. Materials will be mailed to BlackRock shareholders at no expense to them. In addition, investors will be able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or by contacting Shell Canada’s Secretary at corporatesecretary@shell.com or facsimile (403) 691-3194.

Media Inquiries:	Janet Rowley
General Manager, Public Affairs
(403) 691-3899

Investor Inquiries:	Ken Lawrence
Manager, Investor Relations
(403) 691-2175

Web site: shell.ca

Page2